Exhibit 99.1

Enlivex Management to Host Fireside Chat on December 11 to Discuss RAIN Token Strategy and Allocetra Clinical Development

Nes-Ziona, Israel, December 4, 2025 -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), today announced that it will host a virtual fireside chat on Thursday, December 11, 2025 at 11:00 am ET.

Shai Novik, Executive Chairman of Enlivex, will provide an update on the Company’s plans following its recently closed $212,000,000 private placement. Mr. Novik will discuss the launch of Enlivex’s digital asset treasury strategy built around RAIN token accumulation as well as the Company’s plans to continue to advance the clinical development of AllocetraTM.

Virtual Fireside Chat Details ET

Date:	December 11, 2025
Time:	11:00 am
Registration Link:	https://shorturl.at/2v3FA

A Q&A session will take place at the end of the discussion, and a recording of the fireside chat will be available on Enlivex’s Investor Relations website following the event. If you would like to pose questions to Mr. Novik, please submit them in advance to Enlivex@KCSA.com.

ABOUT ENLIVEX

Enlivex is the first publicly-listed company to develop a treasury strategy centered on RAIN, which serves as the primary treasury reserve asset of the Company. In adopting its new treasury policy, Enlivex intends to provide investors with exposure to RAIN and to advocate for its role as digital capital.

In addition, Enlivex remains focused on the late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. To the Company’s knowledge, there are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy, the assets to be held by the Company, the expected future market, price and liquidity of the digital assets the Company acquires, the macro and political conditions surrounding digital assets, the Company’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and the expected financial impacts of the Company’s digital asset treasury strategy. Additional risks include the risk that the Company may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; and that ongoing studies may not continue to show substantial or any activity. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. Applicable risks and uncertainties also include changes in business, market, financial, political and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price of RAIN and other cryptocurrencies; the risk that the price of the Company’s ordinary shares may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries in which the Company does and will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivex.com

INVESTOR RELATIONS CONTACT

KCSA Strategic Communications

Jack Perkins

Enlivex@KCSA.com